UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AETHLON MEDICAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00808Y09

(CUSIP Number)

Christian J. Hoffmann, III

QUARLES & BRADY LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00808Y09

1.	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON Ellen R. Weiner Family Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID # (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,360,060*
6. SHARED VOTING POWER
7. SOLE DISPOSITIVE POWER 3,360,060*
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,360,060*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
12.	TYPE OF REPORTING PERSON 00

*See Response to Item 4 below.

Item 1.

(a)	The name of the issuer is Aethlon Medical, Inc.

(b)	The address of the Issuer’s Principal Executive Offices is 3030 Bunker Hill Street, Suite 4000, San Diego, CA 92109.

Item 2.

(a)	The name of the Reporting Person filing this statement is the Ellen R. Weiner Family Revocable Trust, dated July 15, 2002, Ellen R. Weiner, trustee.

(b)	The business address of the Reporting Person is 10645 N. Tatum Boulevard Suite 200-166, Phoenix, AZ 85028.

(c)	Ellen R. Weiner is a citizen of the United States.

(d)	The title of the class of Securities is Common Stock, par value $.001 per share.

(e)	CUSIP Number: 00808Y09

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable: This statement is filed pursuant to 240.13d-1(c)

Item 4.	Ownership

The Reporting Person and Aethlon Medical, Inc. (the “Issuer”) entered into an Amended and Restated Series A Convertible Note (the “Note”) with a principal amount of $760,000 effective November 21, 2007 to amend and restate a convertible note in such amount originally issued in December 2005. The Note is convertible into shares of Common Stock of the Issuer at a price of $0.20 per share. In connection with the Note, the Issuer issued a Common Stock Purchase Warrant (the “Warrant”) exercisable to purchase 3,800,000 shares of Common Stock at a price of $0.20 per share through January 3, 2013. If the Reporting Person converted the entire principal amount of the Note and exercised the Warrant in full, it would own 7,600,000 shares of Common Stock, not counting any Common Stock the Reporting Person may already beneficially own as a result of open market purchases or otherwise.

Additionally, in January 2008 the Issuer issued to the Reporting Person 1,128,788 units composed of one share of Common Stock and one Class A Common Stock Purchase Warrant (the “Class A Warrant”) in payment of accrued interest through December 31, 2007. The Class A Warrant is exercisable to purchase 1,128,788 shares at a price of $0.20 per share through January 3, 2013. Also in January 2008, the Issuer issued 504,021 units composed of one share of Common Stock and one Class A-1 Common Stock Purchase Warrant (the “Class A-1 Warrant’) in payment of liquidated damages through December 31, 2007. The Class A-1 Warrant is exercisable to purchase 504,021 shares at a price of $0.20 per share through January 3, 2013. Both the Class A and Class A-1 Warrants contain provisions that a new warrant (the Class B Warrants”) will be issued on the basis of one Class B Warrant for every two Class A or Class A-1 Warrants exercised before February 15, 2010. The Class B Warrants are exercisable at a price of $0.60 per share for a term of five years.

However, the foregoing Note, Warrant, Class A Warrant, Class A-1 Warrant and Class B Warrants, contain provisions that the Reporting Person cannot, at any point, own more than 9.9% of the issued and outstanding Common Stock of the Issuer. Accordingly the Reporting Person may convert the Note and exercise such Warrants only to the extent that its total beneficial ownership interest of Common Stock will not exceed 9.9% after such action, including any other shares of Common Stock that the Reporting Person may own.

(a)	The Reporting Person beneficially owns 3,360,060 shares.

(b)	The shares beneficially owned represent 9.9% of the Common Stock.

(c)	The Reporting Person has:

(i)	The sole power to vote 3,360,060 shares.

(ii)	No shared power to vote shares.

(iii)	The sole power to dispose of 3,360,060 shares.

(iv)	No shared power to dispose of shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ellen R. Weiner Family Revocable Trust

February 14, 2008	By:	/s/ Ellen R. Weiner
Date		Ellen R. Weiner, Trustee